

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348



03050772

CO/S&B/VR/2003/ 1194.

दिनांक / तारीख / Date : 03.05.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL



RECD S.E.C.
MAY - 7 2003
1086

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1189 dated the May 03, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

dlw 5/29



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/1189

दिनांक / तारीख / Date : 03.05.2003

Dear Sir,

LISTING AGREEMENT
REVISION IN INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure - 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl a.a

FILE NO. 82.4524

REVISION IN LENDING AND TERM DEPOSIT RATES

A. Lending Rates:

i. The Prime Lending Rate (State Bank Advance Rate - SBAR) be revised and reduced by 25 basis points from the present level of 10.75% per annum to 10.50% per annum.

ii. The Medium Term Lending Rate (State Bank Medium Term Lending Rate - SBMTLR) be revised and reduced by 25 basis points from the present level of 11.25% per annum to 11.00% per annum.

iii. The Short Term Prime Lending Rate (State Bank Short Term Advance Rate – SBSTAR) be revised and reduced by 25 basis points from the present level of 10.25% per annum to 10.00% per annum.


कोष विभाग
TREASURY
DEPTT.

B. Deposit Rates:

The revised interest rates on Domestic Term Deposits proposed are as under:

Existing w.e.f. 27.3.2003		Revised w.e.f. 05.05.2003	
Duration	Interest Rate (% p.a.)	Duration	Interest Rate (% p.a.)
15 days to 45 days	4.50	15 days to 45 days	4.25
46 days to 179 days	5.25	46 days to 179 days	5.00
180 days to less than 1 year	5.50	180 days to less than 1 year	5.25
1 year to less than 2 years	5.75	1 year to less than 2 years	5.50
2 years to less than 3 years	6.00	2 years to less than 3 years	5.75
3 years and above	6.25	3 years and above	6.00

The interest rates payable on Domestic Term Deposits with a maturity period of "7 days to 14 days" proposed are as under:

Existing w.e.f. 27.3.2003		Revised w.e.f. 05.05.2003	
Amount of Deposits	Interest Rate (% p. a.)	Amount of Deposits	Interest Rate (% p.a.)
Rs 15 lakhs and above	4.25	Rs 15 lakhs and above	4.00

The revised interest rates payable on deposits of Senior Citizens are proposed as under:

Existing w.e.f. 27.3.2003		Revised w.e.f. 05.05.2003	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
1 year to less than 2 years	6.25	1 year to less than 2 years	6.00
2 years to less than 3 years	6.50	2 years to less than 3 years	6.25
3 years and above	6.75	3 years and above	6.50

The interest rates payable on NRE deposits proposed are as under:

Existing w.e.f. 27.3.2003		Revised w.e.f. 05.05.2003	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
180 days to less than 1 year	4.50	With drawn as per RBI suggestion	-
1 year to less than 2 years	5.00	1 year and above but less than 2 years	5.00
2 years to 3 years	5.25	2 years and above but less than 3 years	5.25
3 years and above	5.50	3 years	5.50

C. The change will be made effective from **5th May 2003.**